Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
Tel: 212.859.8000
Fax: 212.859.4000
www.friedfrank.com

Direct Line: 212.859.8272
Fax: 212.859.4000
gelfost@ffhsj.com

October 24, 2006

Christian Windsor

Special Counsel

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 ACA Capital Holdings, Inc.,

Registration Statement on Form S-1

File No. 333-133949

(the “Registration Statement”)

Dear Mr. Windsor:

                This letter sets forth the response of ACA Capital Holdings, Inc. (the “Company”) to the comment letter, dated October 17, 2006, of the staff of the Division of Corporation Finance (the “Staff”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence.

Dilution, page 33

1.                          Please update and revise your dilution table to begin with net book value per share as required by Item 506 of Regulation S-K.

Response:  The Company will update and revise the dilution table in response to the Staff’s comment.

Business, page 106

2.                          We note the charts on pages 102 and 103 illustrating typical cash flow

CDO structures and CDS CDO structures in the industry.  Please also revise to include a discussion of a typical partially funded CDO structure and the reasons this type of a structure is selected over a typical cash flow or CDS CDO structure.  Please also consider including an illustration of a typical partially funded CDO structure to clearly highlight the differences between the other types of structures.  Finally, please ensure your disclosure describes how these partially funded CDO structures are reflected in your consolidated financial statements and the types of fees and revenues earned in connection with these structures.

Response:  The Company will revise the Industry portion of the Registration Statement pursuant to the Staff’s comment, including adding a diagram to differentiate between the three types of CDOs (fully funded, cash flow, partially funded and unfunded synthetic CDOs).  We refer you to page 39 of Amendment No. 3 to the Registration Statement filed on October 3, 2006 for a discussion of the types of revenues that the Company receives in connection with its CDO Asset Management business line in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (the “MD&A”) — Overview; however, the Company will also include additional disclosure in its MD&A and in the footnotes to its financial statements to state the kinds of revenues that are earned and how these revenues are reflected in the Company’s financial statements with respect to each type of CDO, and on a consolidated and unconsolidated basis.  The Company will also add disclosure to clarify that consolidation is not a factor in determining the type of CDO structure that the Company agrees to manage.

Results of Operations, page 47

Net Realized and Unrealized Gains (Losses) on Derivative Instruments, page 50

3.                          Please tell us why you believe it is appropriate to include the net realized and unrealized gains (losses) incurred on interest rate swaps, synthetic equity positions and interest rate caps related to your CDO Asset Management business within a component of total revenues.

Response:  The Company believes that its income statement presentation of net realized and unrealized gains (losses) on derivatives, coupled with its footnote disclosures, is a reasonable interpretation of FAS 133/149 in that these provisions indicate that the change in fair value of derivative instruments should be included in their income statements.  Additionally, FAS 133/149 does not indicate that these items should be disaggregated.  Regulation S-X Rule 7-04 also does not address the issue, and therefore similarly does not lead the Company to a determination that it should disaggregate these items and report them in a separate line item in total revenues, nor as a component of total expenses.   Further, the Company’s income statement presentation is consistent with current observable practice, which aids in establishing the comparability of the Company’s financial statements to others and is in that sense helpful to the Company’s investors and the other users of this information.  Lastly, although the interest rate swaps and caps in question were issued in connection with CDO liabilities consolidated onto the Company’s financial statements, the Company invests in and manages the CDOs for the purpose of revenue generation. This is distinguishable from an interest rate swap, for instance, that one could purchase to hedge interest rate exposure on corporate debt, which the Company agrees would not be presented in this manner.  For this reason the Company also believes that its current presentation is appropriate.

Consolidated Financial Statements

Consolidated Statement of Stockholders’ Equity, page F-24

4.                          We note your additional correspondence dated October 3, 2006 that discusses the identification of an inadvertent clerical error in the Statement of Stockholders’ Equity in your audited financial statements.  We are unable to concur with your immateriality conclusion related to the misstatement after considering both your quantitative and qualitative analysis.  Please restate your Statement of Stockholders’ Equity to correct the error and include the disclosures required by paragraph 26 of SFAS 154.

Response:  The Company will restate its Statement of Stockholders’ Equity in accordance with the Staff’s comment.

Note 2 — Summary of Significant Accounting Policies, page F-26

Premium Revenue Recognition, page F-2

5.                          We note your response to comments 3 and 5 of our letter dated September 27, 2006 and continue to evaluate your presentation of revenues related to credit default swaps (CDS) as insurance premium written.  Please provide us with a reconciliation, by segment, of gross premiums written to premiums earned both for CDS premiums (which are derivative contracts) and other financial guaranty premiums for each period presented in the filing.

Response:  To be responded to at a later date.

6.                          We note your response to comment 4 of our letter dated September 27, 2006.  Please tell us if you have ever declined any requests by counterparties to early terminate any credit default swaps.  In addition, please revise your filing to disclose that you are open to considering early termination of credit default swaps, based on the fact that you terminated three transactions early in the first six months of 2006.

Response:  To be responded to at a later date.

                CDO Asset Management Business and Related Derivative Activity, page F-35

7.                          Please revise to discuss the nature of the premiums earned by the CDO Asset Management segment.  Please specifically describe the circumstances these premiums are earned and whether they are only recognized on certain types of transactions (i.e. synthetic transactions or partially funded transactions).

Response:  The Company will add disclosure to its Registration Statement pursuant to comment 2 above which is also responsive to this comment.

Should you have any questions or comments with respect to this response letter, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:                             Kathryn McHale (Securities and Exchange Commission)

Alan S. Roseman (ACA Capital Holdings, Inc.)

Edward U. Gilpin (ACA Capital Holdings, Inc.)

Nora J. Dahlman (ACA Capital Holdings, Inc.)

Valerie Ford Jacob (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ethan T. James (Davis Polk & Wardwell)